Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
GRI Bio, Inc.
La Jolla, CA
We consent to the use in this Registration Statement of GRI Bio, Inc. (formerly Vallon Pharmaceuticals, Inc.) on Form S-1 (Registration Statement 333-274972) to be filed on or about December 21, 2023 of our report dated February 23, 2023, on our audits of the GRI Bio, Inc. financial statements as of December 31, 2022 and 2021 and for each of the years then ended. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form S-1.
/s/ Sadler, Gibb & Associates, LLC
Draper, UT
December 21, 2023